EXHIBIT 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2021

TABLE OF CONTENTS
2021 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF OPERATIONS	6
Wheeler River Project	8
LIQUIDITY AND CAPITAL RESOURCES	25
OUTLOOK FOR 2022	33
ADDITIONAL INFORMATION	35
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	50

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies, joint arrangements, and contractual obligations (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 3, 2022 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2021. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 PERFORMANCE HIGHLIGHTS

■	Completed highly successful In-Situ Recovery (‘ISR’) Field Tests at Phoenix, resulting in significant de-risking and supporting the decision to advance to a formal Feasibility Study (‘FS’)

The Company continued its systematic approach to de-risking the technical risks identified for the ISR mining operation for the Phoenix uranium deposit (‘Phoenix’) at the Wheeler River Uranium Project (‘Wheeler River’ or the ‘Project’), following completion of the 2018 Pre-Feasibility Study (‘PFS’).  Notably, in 2021 the Company completed a highly successful ISR field test program including the installation and testing of a pattern of five commercial scale wells (‘CSWs’).  The results from the field test were highlighted by the following:

■	Achieved commercial-scale production flow rates consistent with those assumed in the PFS;
■	Demonstrated hydraulic control of injected solution during an ion tracer test;
■	Established breakthrough times between injection and recovery wells consistent with previously prepared estimates; and
■	Demonstrated the ability to remediate the five-spot CSW test pattern (‘Test Pattern’).

Additionally, positive results from ongoing metallurgical test work supported the decision to increase the anticipated ISR mining head-grade for Phoenix by 50%.

Given consistently positive results from field testing and laboratory testing, Denison and the Wheeler River Joint Venture (‘WRJV’) approved the initiation of the formal FS report process for the Phoenix ISR project, and appointed Wood PLC (‘Wood’) as independent lead author of the FS.

■	Secured funding to complete the Environmental Assessment (‘EA’) and FS process for Wheeler River

Denison completed a series of equity financings during 2021 intending to fund the EA and FS processes for Wheeler River.  These financings raised gross proceeds of $48.2 million (including $11.9 million from At-the-Market (‘ATM’) offerings) from the issuance of 39.7 million common shares and 15.8 million common share purchase warrants.  Based on current estimates, the net proceeds from these financings are expected to be sufficient to fund the completion of the FS and EA processes for Wheeler River.

■	Executed a Wheeler River project financing initiative involving the strategic acquisition of physical uranium and recorded significant uranium investment gains

In March 2021, Denison successfully completed a public offering of units for gross proceeds of $107.9 million. The majority of the net proceeds of the offering were used to fund the strategic purchase of 2.5 million pounds of uranium concentrates (‘U3O8’) at a weighted average price of US$29.66 per pound U3O8. The uranium is being held by Denison as a long-term investment, which is intended to support the potential future financing of the advancement and/or construction of Wheeler River.

The uranium spot price appreciated to US$42.00 per pound U3O8 by December 31, 2021, resulting in a fair value gain on the Company’s physical uranium holdings of $41,440,000 for the year ended December 31, 2021.

■	Obtained funding for high-potential exploration programs in 2021 and 2022

The Company raised gross proceeds of $8.0 million in March 2021, from the issuance of common shares on a flow-through basis, to fund eligible Canadian exploration activities in 2021 and 2022.

■	Acquired 50% of JCU (Canada) Exploration Company, Limited (‘JCU’) for $20.5 million

In August 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20.5 million following UEX’s acquisition of 100% of JCU from Overseas Uranium Resources Development Co., Ltd. (‘OURD’) for $41 million. JCU holds a portfolio of 12 uranium project joint venture interests in Canada, including a 10% interest in Wheeler River, a 30.099% interest in the Millennium project (Cameco Corporation, 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. (‘Orano Canada’), 66.1877%), and a 34.4508% interest in the Christie Lake project (UEX, 65.5492%).

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MANAGEMENT’S DISCUSSION & ANALYSIS

■	Advanced actions to support reconciliation with Indigenous peoples

Denison formally adopted an Indigenous People’s Policy (‘IPP’) in 2021, which reflects the Company’s recognition of the important role of Canadian business in the process of reconciliation with Indigenous peoples in Canada and outlines the Company’s commitment to take action towards advancing reconciliation.

Also in 2021, the Company entered into a Participation and Funding Agreement and Letter of Intent with the English River First Nation (‘ERFN’) in connection with the advancement of the proposed ISR operation at Wheeler River, as well as an Exploration Agreement in respect of Denison’s exploration and evaluation activities within the ERFN traditional territories. These agreements reflect Denison’s desire to operate its business in a progressive and sustainable manner that respects ERFN rights and advances reconciliation with Indigenous peoples. The agreements provide ERFN with economic opportunities and other benefits, and establish a foundation for future collaboration in an authentic, cooperative, and respectful way.

■	Discovery of high-grade uranium outside of the Phoenix Zone A high-grade domain

Drill hole GWR-045, completed as part of the ISR field test program as a monitoring well (‘MW’) to the northwest of the CSW Test Pattern, was, based on the mineral resources currently estimated for Phoenix, expected to intersect low grade uranium mineralization on the northwest margin of the deposit. The drill hole, however, intersected a thick interval of high-grade unconformity-associated uranium mineralization grading 22.0% eU3O8 over 8.6 metres.  Follow up drilling returned multiple additional intersections of high-grade uranium mineralization, including 24.9% eU3O8 over 4.2 metres in drill hole GWR-049.  Taken together, these results are expected to expand the volume of the high-grade domain to the northwest in the Phase 1 area of Phoenix Zone A.

■	Sold shares and warrants in GoviEx Uranium Limited (‘GoviEx) for proceeds of up to $41.6 million

In October 2021, the Company sold 32,500,000 common shares of GoviEx, previously held by Denison for investment purposes, and 32,500,000 common share purchase warrants, entitling the holder to acquire one additional common share of GoviEx owned by Denison at an exercise price of $0.80 for a term of up to 18 months (the ‘GoviEx Warrants’). Denison received gross proceeds of $15,600,000 on the sale of the shares and warrants and continues to hold 32,644,000 common shares of GoviEx. If the GoviEx Warrants are exercised in full, Denison will receive further gross proceeds of $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.

■	Received $5.8 million in connection with the conversion of Uranium Participation Corporation (‘UPC’) into the Sprott Physical Uranium Trust

In April 2021, UPC announced that it had reached an agreement with Sprott Asset Management LP (‘Sprott’) for the Sprott Physical Uranium Trust to acquire UPC (the ‘UPC Transaction’). Upon completion of the UPC Transaction on July 19, 2021, Sprott became the manager of the Sprott Physical Uranium Trust, and the management services agreement (‘MSA’) between Denison and UPC was terminated. In accordance with the terms of the MSA, Denison received a cash payment of approximately $5.8 million in connection with the termination.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 66.90% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8123%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 297,000 hectares in the Athabasca Basin region.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

Prior to July 19, 2021, Denison also served as the manager of UPC, a publicly traded company listed on the TSX that invested in U3O8 and uranium hexafluoride (‘UF6’). In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments – highlighted by an effective 95% interest in Wheeler River and a minority interest in the MLJV, which owns an operating and licensed uranium milling, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large-scale uranium producer in Canada. With a shortage of low-cost uranium development projects in the global project pipeline, Denison offers shareholders exposure to value creation through the potential future development of Wheeler River and advancement of the Company’s other potential development projects.  Additionally, Denison’s exploration and development portfolio, and substantial physical holdings of uranium, provides investors with meaningful leverage to an anticipated increase in future uranium prices.

URANIUM INDUSTRY OVERVIEW

The year ended December 31, 2021, saw significant upward momentum in both the uranium spot price and term price.  In the spot market, the price of uranium started the year at US$30,00 per pound U3O8, and increased to a high of US$50.25 per pound U3O8 in September 2021, before declining modestly to end the year at US$42.00 per pound U3O8 – a 40% increase year over year.  A similar price increase was observed in the long-term market, with the long-term price increasing from US$33.00 per pound U3O8 at December 31, 2020 to a high of US$41.00 per pound U3O8, and ending the year at US$40.50 per pound U3O8. This US$7.50 per pound U3O8 increase in the long-term price is the largest annual gain since 2007.

During 2021, there was a widespread increase in investor interest in the uranium and nuclear energy sectors, which is believed to have largely been driven by a renewed focus on global goals to achieve net-zero carbon emissions, and the necessary role for nuclear energy in a post-COVID-19 pandemic “clean energy transition”.  In assessing the potential paths to reduce carbon emissions many nations, policymakers, and interest groups have recognized the critical role that their existing or planned future nuclear power plants, must play to achieve decarbonization objectives.

The focus on the importance of nuclear power in enabling the achievement of carbon emissions goals is global. In its 14th Five Year Plan, China included the goal to increase nuclear capacity to 70 GWe by 2025, an expansion of 40% from its current installed capacity at the end of 2021 of approximately 50 Gwe. In Europe, the European Commission announced the inclusion of nuclear power in its clean energy financing taxonomy, which establishes the criteria for ‘green’ economic activities that can access favourable financing. In the US, the Infrastructure, Investment, and Jobs Act established a US$1.2 billion / year civil nuclear credit program designed to preserve the US’s existing nuclear fleet by supporting economically troubled nuclear plants and preventing premature plant shutdowns. In addition, many other countries are also developing plans to expand nuclear capacity, including the UK, France, Japan, the Netherlands, Poland, and Brazil. Taken together, forecasted estimates from UxC LLC (‘UxC’) for global reactor units and nuclear capacity in 2035 have increased substantially in the current year from 460 units and 448.5 MWe installed capacity (estimated as of Q4’2020) to 512 units and 488.6 Mwe installed capacity (estimated as of Q4’2021). As a result, UxC’s base case estimate of global uranium demand in 2035 has increased 10% - from 209 million pounds U3O8 (estimated as of Q4’2020) to the current estimate of 229 million pounds U3O8 (estimated as of Q4’2021).

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MANAGEMENT’S DISCUSSION & ANALYSIS

The positive investor sentiment that defined 2021 led to a large increase in uranium spot market activity from secondary sources, including uranium exploration and development companies (including Denison), uranium producers, and investment entities. Estimates suggest that approximately 53 million pounds U3O8 was acquired by secondary sources in 2021. This strong purchasing from secondary sources resulted in overall spot market activity reaching a record high of 102 million pounds U3O8 in 2021, an increase of 8% from the previous record of 94 million pounds U3O8 set in 2020. On the supply side, uranium production for 2021 is estimated at 124 million pounds U3O8, which represents a 13% reduction from 2019 production levels in part due to production disruptions connected to the COVID-19 pandemic. Total demand for 2021 is estimated at 213 million pounds U3O8, resulting in a significant primary supply shortfall of 89 million pounds U3O8. UxC estimates that this shortfall was fully met by approximately 89 pounds U3O8 that entered the market from secondary supplies.

While primary production is estimated to increase in 2022 (including the announced restart of the McArthur River mine), a significant primary supply deficit is still expected to exist in contrast to base case demand estimated at 200 million pounds U3O8. Similar to 2021, it is expected that the excess of demand over primary production in 2022 will again be supplied by secondary sources (including commercial inventories, reprocessing of spent fuel, sales by uranium enrichers, and inventories held by governments). These secondary sources of supply, however, are expected to fall significantly over the next five to seven years, and the pandemic-related production curtailments in 2020 and 2021 accelerated this process, resulting in the drawdown of approximately 55 million more pounds U3O8 of secondary supplies during 2020 and 2021 than previously estimated by UxC.

While the restart of idled or curtailed production from existing uranium mining operations are expected to provide the support necessary to balance supply deficits through 2025, the accelerated decline in secondary sources of supply in recent years, the depletion of existing mines, and growing future demand, point to larger supply deficits during the second half of the decade that will be difficult balance without considerable investment in new large-scale uranium mining projects. Given that uncovered utility uranium requirements for the period from 2022 to 2035, not including typical inventory building, are estimated at 1.4 billion pounds U3O8, it is evident that the new future sources of supply required by the market have not yet been secured by utilities and that once incumbent suppliers have responded to future demand there is likely to be a further phase of utility procurement directed at incentivizing new projects to meet long-term demand needs.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Continuing Operations:
Total revenues	$20,000	$14,423	$15,549
Exploration expenses	$(4,477)	$(5,314)	$(5,230)
Evaluation expenses	$(15,521)	$(3,718)	$(10,008)
Operating expenses	$(12,901)	$(10,594)	$(14,436)
Net income (loss)	$18,977	$(16,283)	$(18,141)
Basic and diluted earnings (loss) per share	$0.02	$(0.03)	$(0.03)

(in thousands)	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019

Financial Position:
Cash and cash equivalents	$63,998	$24,992	$8,190
Working capital(1)	$70,504	$37,571	$1,597
Investments in uranium	$133,114	$-	$-
Property, plant and equipment	$254,462	$256,870	$257,259
Total assets	$510,284	$320,690	$299,998
Total long-term liabilities(2)	$97,242	$81,565	$74,903

(1)

Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities. At December 31, 2021, the Company’s working capital includes $14,437,000 in portfolio investment, $1,625,000 in non-cash share purchase warrant liabilities, and a non-cash $4,656,000 deferred revenue liability (December 31, 2020 – $16,657,000 in portfolio investments, and $3,478,000 of non-cash deferred revenue).

(2)	Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities and deferred income tax liabilities.

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MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2021	2021	2021	2021
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$3,337	$9,541	$4,626	$2,496
Net earnings (loss)	$(2,648)	$32,866	$(2,357)	$(8,884)
Basic and diluted earnings (loss) per share	$(0.01)	$0.04	$(0.00)	$(0.01)

	2020	2020	2020	2020
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Results of Operations:
Total revenues	$4,094	$2,743	$2,926	$4,660
Net loss	$(3,095)	$(5,482)	$(1,043)	$(6,663)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.01)

Significant items causing variations in quarterly results

•	The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during second and third quarters of 2020 and again during the first and beginning of the second quarters of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
•	Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
•	Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
•	Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. As a result of COVID-19, the 2020 summer exploration program was deferred to the fourth quarter of 2020. The 2021 summer exploration program commenced in mid-September and continued into the fourth quarter of 2021 due to the timing of the 2021 ISR field program.
•	Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
•	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

The McClean Lake property is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

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MANAGEMENT’S DISCUSSION & ANALYSIS

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns, operating for approximately 30 weeks during the year ended December 31, 2021 (December 31, 2020 – approximately 26 weeks). As noted above, Denison previously monetized the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact is non-cash and is limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the year ended December 31, 2021, the McClean Lake mill processed 12.2 million pounds U3O8 for the CLJV (December 31, 2020 – 10.1 million pounds U3O8) and recorded toll milling revenue of $3,207,000 (December 31, 2020 – $2,762,000). The increase in toll milling revenue during the year ended December 31, 2021, as compared to the prior year, is predominantly due to an increase in mill production in the current period.

During the year ended December 31, 2021, the Company also recorded an accretion expense of $3,098,000 on the toll milling deferred revenue balance (December 31, 2020 – $3,058,000). While the annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, the accretion expense increased in 2021 due to the impact of the McClean Lake mill shutdown during 2020. With the mill shut down in the prior year, the deferred revenue balance increased, as the accretion expense exceeded the drawdown of deferred revenue, resulting in increased accretion expense in 2021, as compared to 2020.

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

Revenue from Closed Mines services during the year ended December 31, 2021 was $8,829,000 (December 31, 2020 - $8,205,000). The increase in revenue in the year ended December 31, 2021, as compared to the prior year, was due to an increase in activity at certain care and maintenance sites, slightly offset by a decrease in revenue related to customer contracts that were not renewed for 2021.

Management Services Agreement with UPC

As discussed in ABOUT DENISON above, prior to July 19, 2021, Denison provided general administrative and management services to UPC, for which Denison earned management fees and commissions.

During the year ended December 31, 2021, revenue from the Company’s management contract with UPC was $7,964,000 (December 31, 2020 - $2,604,000). The increase in revenues during year ended December 31, 2021 was predominantly due to $5,848,000 in termination fee revenue earned upon the termination of the MSA between Denison and UPC as well as an increase in commission-based fees. These increases were slightly offset by a decrease in net asset value-based management fees as a result of the early termination of the MSA on July 19, 2021. The increase in commission-based fees in the year ended December 31, 2021, as compared to the prior year, was the result of an increase in uranium transactions completed for UPC during second quarter of 2021. Under the terms of the MSA, Denison earned a 1% commission on the gross value of UPC’s uranium purchases and sales.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium, when applicable.

Operating expenses in the year ended December 31, 2021 were $5,110,000 (December 31, 2020 – $3,742,000), including mining costs of $2,630,000, milling costs of $2,697,000, and reclamation costs of $280,000, reduced by applicable absorption to inventory for costs attributable to Denison’s share of uranium production for the year.

Included in milling costs is depreciation expense relating to the McClean Lake mill of $2,053,000 (December 31, 2020 - $1,730,000), as a result of processing approximately 12.2 million pounds U3O8 for the CLJV (December 31, 2020 – 10.1 million pounds U3O8).

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MANAGEMENT’S DISCUSSION & ANALYSIS

Operating expenses for mining and milling activities includes development and other operating costs related to the MLJV of $3,057,000 (December 31, 2020 –$2,011,000). For the year ended December 31, 2021, these costs predominantly related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, including the completion of a test mining campaign at the McClean North deposit, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

The SABRE field test ran from May to September 2021 with four cavities mined and the recovery of approximately 1,500 tonnes of high-value ore ranging in grade from 5% to 16% U3O8. The program was concluded successfully with no safety, environmental or radiological incidents. Importantly, key operating objectives associated with the test program – including targets for cavity diameter, rates of recovery, and mine production rates – were all achieved during the field test.

The majority of the ore recovered from the test mining program was transferred to the McClean Lake mill, resulting in the production of approximately 176,000 pounds of U3O8 (Denison’s share: approximately 40,000 pounds of U3O8) in the fourth quarter of 2021.

This test represents the achievement of an important milestone for the SABRE technology. Based on the success of the 2021 program, Orano and Denison plan to evaluate the potential use of this innovative method for future mining operations at their jointly owned McClean Lake and Midwest properties.

Closed Mines Services

Operating expenses during the year ended December 31, 2021 totaled $7,791,000 (December 31, 2020 - $6,849,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in the current periods, as compared to the prior year, is predominantly due to an increase in activity at certain care and maintenance sites.

MINERAL PROPERTY EVALUATION

During the year ended December 31, 2021, Denison’s share of evaluation expenditures was $15,521,000 (December 31, 2020 - $3,718,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2021 ISR field program. The following table summarizes the evaluation activities completed during the year ended December 31, 2021.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling	Other activities
Wheeler River	95%	2,092 metres (5 large diameter CSWs(2)) 4,392 metres (10 small diameter MW’s(3))	ISR field testing, engineering, metallurgical testing, environmental and sustainability activities
		6,484 m (15 holes)

Notes:

(1)

The Company’s effective ownership interest as at December 31, 2021, including the indirect 5% ownership interest that Denison acquired on August 3, 2021 with its acquisition of 50% of JCU. See EQUITY SHARE OF INCOME FROM JOINT VENTURES below for further details regarding the accounting treatment for Denison’s investment in JCU.

(2)

CSW drilling relates to the drilling and installation of new CSWs from surface for the purposes of ISR field testing at Phoenix. Figures include total evaluation meters drilled and total number of holes completed.

(3)

Small diameter evaluation drilling includes HQ/PQ sized diamond drilling either as the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of installing MWs for ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the PFS and estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

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MANAGEMENT’S DISCUSSION & ANALYSIS

As a result of the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS. While the EA process was formally resumed in 2021, the Company is not currently able to estimate the impact of the delay to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Engineering Activities

2021 ISR Field Test

The 2021 ISR field test represents the most significant engineering related activity for the project in 2021.  The program was designed to further increase confidence and reduce risk in the application of the ISR mining method at Phoenix – with the detailed results providing the necessary datasets for the permitting and preparation of a further planned Feasibility Field Test (‘FFT’) for 2022, which is intended to support the FS for the Project, and validate certain key assumptions in the EA.

•	Test Pattern Installation

A test pattern consisting of five CSWs and 10 additional small diameter monitoring wells (‘MWs’) (together described as the ‘Test Pattern’) was successfully installed within the Phase 1 area of the Phoenix deposit (see the map below for the placement of the CSWs and MWs) during the summer months (see Denison press release dated July 29, 2021).

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MANAGEMENT’S DISCUSSION & ANALYSIS

During installation of the Test Pattern, additional high-grade mineralization was intersected in GWR-045, including 22.0% U3O8 over 8.6 metres, located outside of the existing high grade resource domain associated with Zone A and Phase 1 of the phased mining approach currently planned for Phoenix (see Denison press release dated July 29, 2021).  GWR-045 was completed to install a MW to the northeast of the Test Pattern.  Based on the mineral resources currently estimated for Phoenix, GWR-045 was expected to intersect low-grade uranium mineralization along the northwestern margin of the deposit, approximately 5 metres outside of the boundary of the Phoenix Zone A high-grade resource domain (see cross section figure below for location of GWR-045 relative to the Phoenix high-grade resource domain). The drill hole, however, intersected a thick interval of high-grade unconformity associated uranium mineralization.

A similar outcome resulted from the completion of GWR-049, which was completed approximately 17 metres to the northeast of GWR-045.  Drill hole GWR-049 intersected a thick interval of high-grade unconformity-associated uranium mineralization (including 24.9% eU3O8 over 4.2 metres) that, coupled with the results of GWR-045, is expected to expand the volume of the high-grade domain to the northwest outside of the extents of the same in the current resource model.  Follow-up drilling designed to test the extent of the potential extension of the high-grade domain was completed during late 2021.  The results are summarized below with the Company’s exploration activities.

Following the installation of the Test Pattern, three methods of permeability enhancement were successfully evaluated on the five CSWs, with post-permeability enhancement testing resulting in observed improvement in hydraulic responses and inter-well connectivity within the Test Pattern. These results exhibit and confirm the ability to engineer additional access to the natural permeability within the deposit.  Permeability enhancement methods included the use of the MaxPERF drilling tool, as well as wireline-conveyed tools designed to perforate and stimulate well production using a controlled propellant. The wireline tools can effectively “clean out” restricted pathways within the well screen, well bore, and the geological formation and provide increased flow rates in the wells by intersecting and connecting to the naturally occurring fractures within the ore zone.

10

MANAGEMENT’S DISCUSSION & ANALYSIS

Twenty single-well injection tests were completed on the Test Pattern to evaluate natural permeability and the efficacy of permeability enhancement methods deployed in the CSWs. Nine single-well pump tests were completed amongst the five CSWs and four of the MWs to evaluate permeability, sustainable pumping rates, hydraulic connectivity and baseline groundwater conditions. Importantly, testing showed good hydraulic connection between the CSWs in the ore zone horizon and no significant responses in any of the MWs in overlying or underlying horizons (see figure below). One step-rate injection test was conducted on the center CSW (GWR-040) to evaluate hydraulic connectivity, maximum injection rates and injection pressures.

•	Full-Scale Well Pattern Pump and Injection Test

A full-scale well pattern injection and pumping test was conducted to determine hydraulic connectivity for the Test Pattern as a whole, and to evaluate potential production rates for the pattern. The test was run as a modified 4-spot pattern as there was an unanticipated failure of the submersible pump in GWR-042. During the test, injection rates were matched to pumping extraction rates for balanced flow in the Test Pattern. Pumped groundwater from each of the outer wells (GWR-038, GWR-039, and GWR-041) was recycled for injection in the center well (GWR-040) to create a closed system. Production rates for the Test Pattern achieved a sustainable rate of 45.3 litres per minute (‘L/min’) injection in GWR-040 with minimal pressure on surface (less than 180 psi) balanced with 15.1 L/min extraction at each GWR-038, GWR-039 and GWR-041. This test fundamentally achieved the 50 L/min flow rate assumed in the PFS for an operating well pattern. Hydraulic control of the Test Pattern was confirmed by no significant hydrologic responses observed in any of the overlying or underlying MWs.

•	Ion Tracer Test

Following the full-scale injection and pumping test, an ion tracer test was completed using the 4 functional CSWs in the Test Pattern.  Flow rates were run at the same levels as the full-scale well pattern test with 45.3 L/min injection at the center well and a balanced extraction flow of 15.1 L/min at each of the three outer wells. The ion tracer, consisting of a 15% concentration of potassium chloride (‘KCl’) by weight, was injected as an initial slug into the Test Pattern at GWR-040, followed by a chase phase involving the recirculation of water extracted from the three outer wells (closed system). The chase phase continued until peak concentrations of the ion tracer, measured in total dissolved solids (‘TDS’), were observed at the three extraction wells (GWR-038, GWR-039 and GWR-041), followed by a decline in TDS prior to commencement of a remediation test.

11

MANAGEMENT’S DISCUSSION & ANALYSIS

Breakthrough of the ion tracer, as observed by an increase in the TDS, occurred at the three extraction wells within 9 hours (GWR-039), 12 hours (GWR-041), and 14 hours (GWR-038). These breakthrough times are consistent with previous hydrogeological modelling conducted by Petrotek Corporation (see press release dated June 4, 2020).

•	Remediation Test

After completion of the ion tracer test, a “clean-up” remediation test was conducted to simulate the ability to remove injected fluid from the Test Pattern. For this test, injection was halted at the center well (GWR-040) and the three extraction wells were pumped to remove the remaining injected ion tracer.  Tracer concentrations measured during the eight-day clean-up simulation, as observed by field TDS measurements, declined to as low as 13% of the peak TDS value in GWR-038, 11% of the peak TDS value in GWR-041, and 4% of the peak TDS value in GWR-039.

•	Hydrogeological Monitoring

Monitoring during the ion tracer test and subsequent cleanup test included: 376 field measurements of TDS from the CSW extraction wells to identify tracer concentrations; logging of water levels in each of the CSWs along with all of the surrounding MWs at five minute intervals; logging of TDS values at 5 minute intervals in the three overlying MWs to confirm the absence of any tracer concentrations in the overlying horizons; and daily groundwater sampling to send for lab analysis to confirm TDS values measured in the field and the exact concentration of the KCl tracer.

The ability to maintain hydraulic control was established by sampling the three overlying MWs for TDS values before and after the ion tracer test. No elevated values in TDS were observed during the test, thus confirming there was no migration of the tracer to overlying horizons.

Data collected as part of the 2021 field program will be utilized to update the hydrogeological model for Phoenix, and to provide the necessary datasets for the permitting and preparation of the 2022 FFT.

•	Ongoing Permeameter Analysis

In addition to the hydrogeological tests described above, over 1,000 drill core samples were collected from historic holes, re-logged for hydrogeologic characteristics, and analyzed for permeability utilizing the on-site permeameter. Samples were selected to ensure the database of on-core permeability results included representative samples from all of the planned mining phases at Phoenix.

•	COVID-19

The Company is committed to ensuring that the Wheeler River site is a safe operating environment for its staff and contractors and that the Company's field activities do not compromise the health and safety of the residents of northern Saskatchewan. In 2020, the Company's Occupational Health and Safety Committee developed a comprehensive guide for the safe resumption of work at Wheeler River.  The protocols consider the unique health and safety risks associated with operating a remote work camp amidst the ongoing COVID-19 pandemic. Public health guidelines and best practices (including testing) have been incorporated into the Company's protocols.

The 2021 ISR Field Test was completed over an eight-month period and involved the on-site support of over 100 different staff and contractors. COVID-19 rapid testing was completed regularly at site with no positive cases reported during the entire program. These results helped to ensure the extensive scope of the 2021 ISR Field Test was able to be completed on schedule and demonstrates the effectiveness of the Company’s COVID-19 protocols, as well as the Company’s focus on ensuring the safety of its employees and communities.

For further information regarding the 2021 field program results, see the press release dated October 28, 2021.

Groundwater Modelling and ISR Simulations

In the fourth quarter of 2021, detailed groundwater modelling and ISR simulations were conducted for Phase 1 of the Phoenix deposit. These tests were calibrated using the results of the 2021 ISR field test, and studied the physical flow of water through the groundwater system including flow path, sweep efficiency, and groundwater restoration analysis. The results from these tests further support the Proof of Concept analysis completed in 2019 (see Denison press release dated June 4, 2020) and support the assumptions made in the PFS.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Metallurgical Testing

Metallurgical test work continued during 2021 with multiple tests carried out at the SRC Laboratories in Saskatoon (‘SRC’).

•	Core Leach Tests:

The core leach tests are specialized leach tests, involving the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix and designed to evaluate uranium recovery specifically for the ISR mining method.

During 2021, five core leach samples were tested at SRC.

Four cores representing the high grade/low clay characteristics of the majority of the mineralization in the Phase 1 mining area have been tested to date, with results showing steady-state and average uranium bearing solution (‘UBS’) head grades significantly above the 10 grams per litre (‘g/L’) level used in the PFS. Given this result, the Company decided to adapt its plans for the remaining metallurgical test work, including the bench-scale tests of the unit operations for the processing plant, to reflect an assumed UBS head-grade recovered from the wellfield of 15g/L.

In addition to the high-grade/low clay characteristics of Phase 1, the Phoenix ISR operation is also expected to encounter comparatively rare and isolated areas with lower uranium grades and high clay content. These areas may result in a limited number of zones of reduced permeability. In order to understand the ISR leach dynamics in these areas, test work in 2021 also included a sample representing high clay characteristics (above 25% clay). Results obtained from tests of this core confirm that high clay content can impact the natural permeability of the ore body and lead to lower UBS head-grades. Importantly, testing also confirmed that permeability enhancement techniques have the potential to normalize these areas and significantly improve UBS head-grade concentrations to levels that align with core leach tests carried out using samples with higher grades and lower clay content.

During 2021, reclamation tests were also completed on two of the core samples described above (one high grade/low clay core and one high clay content core). The tests used alkaline solutions that have been employed in other ISR operations, at varying concentrations, in order to identify the most efficient approach to flush and/or neutralize the low-pH solution planned for mining the Phoenix deposit.

•	Column Leach Tests:

The column leach test program was completed in the second quarter of 2021. The primary purpose of the column leach tests was to recover sufficient volumes of UBS to facilitate bench-scale tests of the unit operations outlined in the flowsheet for the Phoenix processing plant.  Over 900 litres of UBS was produced from 64 Kilograms (‘kg‘) of Phoenix core samples. Combined results from the four column leach tests were highly positive, with calculated UBS head-grade from the four columns averaging 19 g/L, which further supports the decision to increase the overall UBS head-grade assumption for Phoenix.

While not the primary purpose of the column leach tests, average reagent addition rates from the column leach tests (1.3 kg acid / kg U3O8 and 1.2 kg oxidant / kg U3O8) have also provided useful information that is supportive of the values published in the PFS.

•	Bench Scale Tests:

Some of the 900 litres of UBS generated during the column leach tests have been utilized for several batch tests intended to confirm the anticipated primary unit processes for the Phoenix operation, including: iron/radium precipitation, uranium precipitation and water treatment.

The iron and radium precipitation stage was tested with 20 different conditions using 2 litre UBS batches for each test to define optimal precipitation parameters. Using the optimized parameters defined during the iron and radium precipitation tests, four 5 litre batches of UBS were tested to confirm uranium precipitation parameters.

During the fourth quarter of 2021, the Company commenced processing a high volume of UBS (120 litres) using optimized test conditions in order to finalize the surface processing plant design with process flow sheet, mass balance and major process equipment selection.

Testing efforts continue and are currently focused on water treatment optimization and characterization of the water effluent quality and associated waste streams.

Additionally, over 20 further metallurgical tests have been completed to support the planning for the FFT.

13

MANAGEMENT’S DISCUSSION & ANALYSIS

Feasibility Study

In September 2021, Denison announced the decision of the WRJV to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision.  Key objectives of the Study are expected to include:

•	Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities;

•	Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill hole GWR-045 and GWR-049, and exploration drilling. The updated mineral resource estimate will form the basis for mine planning in the FS;

•	Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see news release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules;

•	Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see news release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project; and

•	Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018 (see news release dated September 24, 2018).

Environmental and Sustainability Activities

EA Activities

Technical studies related to the EA continued throughout 2021. Certain assessment components, including the ecological risk assessment and hydrogeological modelling, were of significant focus in order to support the engineering design and mitigation measures for the Project. In addition, the Company’ completed assessments on air quality, the terrestrial environment, hydrology and worker health and safety. The Company has worked closely with the primary regulatory agencies involved in the Project, the Canadian Nuclear Safety Commission (‘CNSC’) and the Saskatchewan Ministry of Environment (‘SKMOE’), in order to ensure that the Company’s methodology for the EA assessment components is in line with regulatory requirements and expectations.

In addition to the technical studies which progressed during the year, the Company continued to undertake engagement activities with interested parties in accordance with the requirements and guidelines for a Federal and Provincial EA. The Company met with multiple interested parties to discuss ongoing EA studies and Project components, and land use studies are underway, the results of which are expected to be incorporated in the draft Environmental Impact Statement (‘EIS’) planned for submission in 2022.

14

MANAGEMENT’S DISCUSSION & ANALYSIS

Community Engagement Activities

During 2021, Denison executed two agreements with ERFN: a Participation and Funding Agreement, which outlines a framework and funding agreement to facilitate ERFN’s participation and engagement in the Wheeler EA process, and an Exploration Agreement, whereby ERFN consents to the Company’s exploration and evaluation activities, provided Denison meets the commitments made therein. In the Exploration Agreement, Denison has committed to providing support for ERFN’s interests in relation to community development and benefits, environmental protection and monitoring, as well as a sustainable and predictable consultation and engagement process.

MINERAL PROPERTY EXPLORATION

During the year ended December 31, 2021, Denison’s share of exploration expenditures was $4,477,000 (December 31, 2020 – $5,314,000). The decrease in exploration expenditures in the year ended December 31, 2021, compared to the prior year, was due to a decrease in winter exploration activities in the current year.

Exploration spending in the Athabasca Basin is generally seasonal in nature, reflecting increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the exploration activities completed during the year ended December 31, 2021. The exploration drilling at Wheeler River, Moon Lake South and Moon Lake North relates to 2021 drilling programs which commenced late in the third quarter of 2021, whereas the winter drilling programs at the three minority interest properties that are not Company operated, were completed during the first quarter of 2021.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Drilling in metres (m)(1)	Other activities
Ford Lake	100.00%	-	Geophysical Survey
McClean Lake	22.50%	4,101 (15 holes)	-
Midwest	25.17%	2,669 (8 holes)	Geophysical Survey
Moon Lake South	75.00%(2)	3,356 (4 holes)	-
Moon Lake North	100%	1,384 (2 holes)	-
Waterfound	11.78%(3)	-	Geophysical Survey
Wheeler River	95%(4)	5,906 (12 holes)	-
Wolly	21.32%(5)	2,119 (11 holes)	-

Total		19,535 (52 holes)

(1)	The Company’s effective ownership interest as at December 31, 2021.
(2)	The partner, CanAlaska Uranium Ltd, funded their 25% portion of exploration expenditures during 2021 and ownership interests are unchanged for 2021
(3)

Denison elected not to funds its 12.32% share of the $473,000 2021 geophysics program implemented by the operator, Orano Canada. Accordingly, the Company’s ownership interest decreased by 0.54% to 11.78%.

(4)

The Company’s effective ownership interest as at December 31, 2021, including the indirect 5% ownership Denison acquired on August 3, 2021, with its acquisition of 50% of JCU. See EQUITY SHARE OF INCOME FROM JOINT VENTURES below for further details regarding the accounting for Denison’s investment in JCU.

(5)

Denison elected not to funds its 21.89% share of the $845,000 2021 drilling program implemented by the operator, Orano Canada. Accordingly, the Company’s ownership interest decreased by 0.57% to 21.32%.

(6)	The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.

The Company’s land position in the Athabasca Basin, as of December 31, 2021, is illustrated in the figure below. The size of the Company’s Athabasca land package increased in the fourth quarter to 296,661 hectares (211 claims) due to the staking of additional clams bordering the Company’s Bell Lake property. The land position reported by the Company excludes the land positions held by JCU.

15

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $2,255,000 during the year ended December 31, 2021 (December 31, 2020 – $3,336,000), which includes a portion of camp support and stand-by costs.

During early 2021, Wheeler River exploration work included desktop analysis and interpretation of the results of the 2020 exploration program and the detailed planning for the 2021 exploration drilling program.

The 2021 Wheeler River exploration drilling program commenced late in the third quarter and was completed in December 2021. The program consisted of 12 diamond drill holes for a total of 5,906 metres drilled in three target areas: K West, M Zone, and Phoenix Zone A. Indicative structure, alteration, and elevated radioactivity were encountered at K West and M Zone, while mineralization was extended to the NW of the previously identified extents of Phoenix Zone A.

16

MANAGEMENT’S DISCUSSION & ANALYSIS

Phoenix Zone A

Drilling to support the 2021 ISR field test discovered additional high-grade uranium mineralization outside of the previously defined extents of the high-grade ore domain at Phoenix Zone A in drill holes GWR-045 and GWR-049 (discussed more fully above).

Given the intersection of thick, high-grade unconformity-associated uranium mineralization outside of the boundary of the Phoenix Zone A high-grade resource domain, Denison's exploration team completed follow-up drilling in the vicinity of GWR-045 and GWR-049 once the 2021 ISR field test program was completed. Two drill holes were completed for a total of 874 metres.

17

MANAGEMENT’S DISCUSSION & ANALYSIS

18

MANAGEMENT’S DISCUSSION & ANALYSIS

WR-784 was a vertical hole drilled to test the extents of high-grade mineralization, discovered outside of the previously interpreted Phoenix Zone A high-grade mineralized domain by drill hole GWR-045, by targeting the unconformity approximately 6 metres northwest of the mineralized intersection in GWR-045. The drill hole intersected perched uranium mineralization grading 1.2% eU3O8 over 2.1 metres from 406.25 metres. The presence of perched mineralization is expected to result in an expansion of the volume of the low-grade resource wireframe at Phoenix Zone A, and provides a potential target for future exploration, as no previous drill testing in the vicinity of Phoenix has identified or targeted perched mineralization to the northwest of the WS-shear, which is the primary geological control for the deposit.

19

MANAGEMENT’S DISCUSSION & ANALYSIS

WR-787 was a vertical hole drilled to test the extents of the high-grade mineralization discovered in GWR-049 by targeting the unconformity approximately 6 metres north of the mineralized intersection of GWR-049.  GWR-787 encountered high-grade unconformity-associated mineralization grading 3.6% eU3O8 over 4.5 metres from 411.40 metres.

The final assay results from GWR-045, GWR-049, WR-784 and WR-787 were received in early 2022, and confirmed the presence of high-grade mineralization in each drill hole. However, the Company is reporting radiometric equivalent grades (“eU3O8”) for these holes, instead of final assay results, as significant core loss was encountered in each of these mineralized intervals.

Phoenix Zone A – Select 2021 Mineralized Intersections
Hole Number	From (m)	To (m)	Length(1) (m)	Grade (% eU3O8)(2,)3
GWR-045	406.95	415.55	8.6	22.0(4)
GWR-049	408.95	413.15	4.2	24.9(4)
WR-784	406.25	408.35	2.1	1.2
WR-787	411.40	415.90	4.5	3.6
Including[4]	413.00	413.70	0.7	15.2

Notes:
1.	As the drill holes are oriented vertically and the mineralization is interpreted to lie nearly horizontal, the drill intersection is interpreted to represent the true thickness.
2.	eU3O8 is a radiometric equivalent grade U3O8 derived from a calibrated total gamma down-hole probe.
3.	Composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
4.	Composited above a cut-off grade of 1.0% eU3O8.

20

MANAGEMENT’S DISCUSSION & ANALYSIS

K West

K West is located in the northwest portion of the Wheeler River property. The K West fault is the primary exploration target in this area, which lies within the K West conductive trend, at or near the contact between a graphitic pelite and underlying Archean granite.  The K West fault has been drill-defined over a strike length of approximately 15 kilometres, on both the Wheeler River property and on adjacent properties located to the north of Wheeler River, where several zones of high-grade unconformity-hosted mineralization have been identified (including on Denison’s 30% owned Mann Lake property). Historical drilling at K West, which has been interpreted to have intersected the unconformity anywhere from 30 to 100 metres hanging wall of the K West fault, has defined a broad zone of anomalous uranium pathfinder geochemistry, specifically copper, nickel, and cobalt.

A total of eight drill holes were completed at K West as part of the 2021 exploration program, with a focus on evaluating the extents of mineralization encountered in 2020 by drill hole WR-741AD2, which intersected high-grade uranium mineralization straddling the unconformity contact (2.14% U3O8 over 4.0 metres). While all eight holes drilled at K West encountered prospective structure and alteration, only three holes WR-741AD3, WR-782, and WR-785 encountered uranium mineralization above a 0.05% eU3O8 cut-off grade.

WR-741AD3, drilled at an azimuth of 293.5° and inclination of -62.8°, tested the unconformity approximately 11 metres to the northwest of mineralization encountered in WE-741AD2 and intersected low-grade, perched mineralization located approximately 10 metres above the unconformity contact, grading 0.12% eU3O8 over 5.2 metres from 633.1 metres.

WR-782 was drilled to test the K West fault approximately 300 metres along strike to the southwest of the mineralized intercept in WR-741AD2. The hole, oriented at an azimuth of 280.0° and inclination of -74.0°, encountered a grey alteration and dravitic gouge associated with a fault in the basal sandstone, interpreted to represent the up-dip expression of post-Athabasca brittle reactivation along the K West fault. Low-grade mineralization was identified immediately above the unconformity contact, grading 0.08% eU3O8 over 1.0 metres from 592.85 metres. WR-782 is interpreted to have intersected the unconformity at or very close to the unconformity subcrop of the K West fault.

WR-785, drilled at an azimuth of 302.0° and inclination of -74.2°, was drilled approximately 850 metres along strike to the south of WR-782, targeting the subcrop of the K West fault at the unconformity. The hole intersected low-grade unconformity-associated mineralization grading 0.07% eU3O8 over 1.6 metres from 592.8 metres associated with moderate clay alteration and quartz dissolution approximately 1.2 metres above the unconformity contact. WR-785 is interpreted to have overshot the optimal target on this fence, intersecting the unconformity approximately 15 metres hanging-wall to the K West fault.

Assay results are pending for the 2021 K West drill holes. Accordingly, mineralized intersections from 2021 exploration drilling at K West are reported on a preliminary basis as eU3O8 in the table below.

MINERALIZED DRILL RESULTS FOR 2021 K WEST DRILL HOLES
Hole Number	From (m)	To (m)	Length(1) (m)	Grade (% eU3O8)(2,3)
WR-741AD3	633.1	638.3	5.2	0.12
WR-782	592.8	593.8	1.0	0.08
WR-785	592.8	594.4	1.6	0.07

Notes:
1.	Lengths indicated are the down-hole length and do not represent the true thickness of mineralization.
2.	eU3O8 is a radiometric equivalent grade U3O8 derived from a calibrated total gamma down-hole probe.
3.	Composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.

M Zone

M Zone is located approximately 5.5 kilometres east of Phoenix and lies roughly 700 metres from the McArthur River – Key Lake haul road. Denison’s exploration team conducted a core-relogging program in 2018 and identified several historical drill holes at M Zone that encountered indicative structure, alteration, elevated radioactivity, or anomalous pathfinder geochemistry worthy of follow-up.

21

MANAGEMENT’S DISCUSSION & ANALYSIS

Two drill holes were completed at M Zone as part of the 2021 exploration program, focused on testing the M Zone fault in the vicinity of 2020 drill hole WR-778, which intersected a wide reverse fault zone in the lower sandstone, highlighted by multiple basement wedges, intense hydrothermal alteration, and a broad interval of weak uranium mineralization.

Drill hole WR-788A was drilled to test the down-dip projection of mineralization hosted within the reverse fault structure intersected in 2020 by drill hole WR-778.  The hole intersected the unconformity approximately 20 metres southeast of WR-778. While the hole successfully intersected the M Zone structure at depth, no significant elevated radioactivity was observed in the drill hole.

WR-789 was drilled to test for unconformity-associated mineralization by targeting the unconformity subcrop of the M Zone fault between historical holes WR-212 and ZM-07. The hole intersected multiple localized brittle faults within the lowermost 14 metres of the sandstone column, interpreted to represent the sandstone expression of brittle reactivation of the M Zone structure. Elevated radioactivity was observed at the unconformity contact, but no mineralization exceeding a 0.05% eU3O8 cut-off was identified.

Exploration Pipeline Properties

Ford Lake

Exploration expenses at Ford Lake during the year ended December 31, 2021 were $653,000 (December 31, 2020 – $202,000). During the first and second quarters of 2021, a 6 line Small Moving Loop Electromagnetic (‘SML’) Electromagnetic (‘EM’) survey was conducted on the Company’s Ford Lake property to resolve a complex, multiple conductor trend. Planning and permitting activities commenced in the fourth quarter to support a planned 2022 exploration drilling program designed to test prospective conductive anomalies identified from the 2021 SML EM survey.

Moon Lake North

Exploration expenses at Moon Lake North during the year ended December 31, 2021 were $303,000 (December 31, 2020 – $125,000). During the fourth quarter of 2021, an exploration drilling program was completed, based out of Denison’s Wheeler River camp, in conjunction with drilling on Denison’s Wheeler River and Moon Lake South properties. A total of 1,384 meters was drilled in two diamond drill holes, which were designed to evaluate the CR-3 conductive corridor by drill testing a conductive anomaly from the 2020 Stepwise Moving Loop (‘SWML’) EM survey.

A graphitic semibrittle fault was intersected in each of the holes completed, which was interpreted to represent the CR-3 conductor.

Moon Lake South

Denison’s share of exploration expenses at Moon Lake South during the year ended December 31, 2021 were $499,000 (December 31, 2020 – $296,000). The 2021 Moon Lake South exploration drilling program commenced in early September 2021 and was completed during the fourth quarter of 2021. The program was designed to evaluate the CR-3 conductive corridor by drill testing conductive anomalies identified from the 2020 SML EM survey coincident with resistivity anomalies identified during the 2017 resistivity survey. A total of four holes were completed to target depth, for a total of 3,356 metres. Low-grade unconformity associated uranium mineralization was intersected in two of four holes completed, as determined from total gamma down-hole probe data.

The 2021 exploration drilling program successfully explained the conductive response outlined in the 2020 SWML EM survey.  Taken together with previous drill testing at Moon South, Denison has now identified three mineralized occurrences on the property over a strike length of approximately 4 kilometres along the CR-3 conductive corridor.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 15 drill holes totaling 4,101 metres was recently completed at McClean Lake during 2021. Denison’s share of exploration expenses at McClean Lake during the year ended December 31, 2021 were $238,000 (December 31, 2020 – $nil).

The 2021 exploration program was designed to test for the potential expansion of previously discovered mineralization in the McClean South 8W and 8E pods, as well as to test for new mineralization in the surrounding area. Three of the final four drill holes completed returned uranium mineralization at the McClean South target area, with the results highlighted by drill hole MCS-34, which returned 8.67% U3O8 over 13.5 metres (including 78.43% U3O8 over 1.1 metres).

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MANAGEMENT’S DISCUSSION & ANALYSIS

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 66.90% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.  Denison’s share of exploration expenses at Midwest during the year ended December 31, 2021 were $260,000 (December 31, 2020 – $nil).

The 2021 Midwest exploration program consisted of 2,669 metres of diamond drilling in 8 holes completed over four different target areas: The Camille Zone (four holes), Midwest Main (one hole), the Dam Zone (one hole), and the Points North Zone (two holes). Elevated radioactivity and indicative alteration were identified from drilling in each of these areas.

In addition to the completed diamond drilling, 7.75 km of ML-TEM data was collected from four survey lines at the Points North Zone (2 lines), the Dam Zone (1 line), and the Simon Zone (1 line).

Waterfound

The Waterfound River project is operated by Orano Canada. A total of 30.5 kilometres of moving-loop transient electromagnetic (ML-TEM) data was collected over the northeastern portion of the D-1 and E-2 conductors in order to locate and refine the positions of these conductors for the purpose of developing drill targets for future drilling programs. Denison elected not to fund the 2021 exploration program at Waterfound and thus the Company’s ownership interest was diluted from 12.32% to 11.78%.

Wolly

The Wolly project is operated by Orano Canada.  The 2021 Wolly exploration program consisted of 2,119 metres of diamond drilling in 11 completed drill holes. Drilling was focused on three areas: Top Creek, Moonlight, and Geneva. Elevated radioactivity and alteration indicative of a potentially mineralizing system were encountered in all three areas. Denison elected not to fund the 2021 exploration program at Wolly and thus the Company’s ownership interest was diluted from 21.89% to 21.32%.

GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2021, total general and administrative expenses were $9,691,000 (December 31, 2020 - $7,609,000). These costs are principally comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the year ended December 31, 2021 was predominantly due to an increase in employee costs, as well as an increase in compliance costs driven by an increase in retail investor ownership in Denison shares and the costs related to their participation in Denison’s annual general meeting.

The increase in employee costs in the year ended December 31, 2021 is due to an increase in headcount, an increase in non-cash share-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of share-based compensation awarded in late March 2021, as well as an increase in bonus expense. In order to preserve cash in early 2020, the Company settled 2019 bonuses for the executive team and the majority of staff with a grant of restricted share units (‘RSUs’). The cost of RSUs is expensed over the three-year vesting period of the units, whereas cash bonuses, by comparison, are fully expensed at the time of approval. During 2021, the 2020 bonuses awarded to staff and executives were paid in cash, resulting in a change in the timing of the recognition of the expense.

OTHER INCOME AND EXPENSES

During the year ended December 31, 2021, the Company recognized net other income of $44,163,000 (December 31, 2020 – net other expense of $95,000).

The main drivers of other income/expense are as follows:

23

MANAGEMENT’S DISCUSSION & ANALYSIS

Fair value gains or losses on uranium investments

The majority of the proceeds from the Company’s March 2021 unit offering (see below for further details) were used to fund the purchase of 2,500,000 pounds of U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s position is measured at fair value with changes in fair value between reporting dates recorded through profit and loss. During the year ended December 31, 2021, the Company completed the purchase of 2,500,000 pounds U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8). As at December 31, 2021, the spot price of U3O8 was $53.25 (US$42.00) per pound U3O8, resulting in mark-to-market gains for the year ended December 31, 2021 of $41,440,000 on these uranium investments (December 31, 2020 - $nil).

Fair value gains or losses on portfolio investments

During the year ended December 31, 2021, the Company recognized gains on portfolio investments carried at fair value of $10,454,000 (December 31, 2020 – gain $5,046,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the year, or, as applicable, immediately prior to disposal.

Fair value gains or losses on warrants on investments

During the year ended December 31, 2021, the Company sold (1) 32,500,000 common shares of GoviEx and (2) 32,500,000 GoviEx Warrants for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the shares and GoviEx Warrants based on their relative fair values at the time of sale, resulting in allocated proceeds of $12,826,000 for the share sale and $2,774,000 for the GoviEx Warrants. The original cost of the shares was $2,698,000.

The GoviEx Warrants, entitle the holder to acquire one common share of GoviEx owned by Denison in exchange for $0.80 during the 18 month life of the warrant and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire, the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the year ended December 31, 2021, the Company recorded a fair value gain on the GoviEx Warrants of $1,149,000 (December 31, 2020 - $nil). The fair value gain is predominantly driven by a decrease in share price of GoviEx at period end and the increase in the GoviEx share price volatility.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued, with the revaluation gains or losses recorded in other income and expense.

During the year ended December 31, 2021, the Company recorded a fair value loss of $7,104,000 on the revaluation of the Denison share purchase warrants (December 31, 2020 - $nil). The fair value loss in the year was predominantly driven by the increase in Company’s share price between the time of issuance and period end as well as an increase in share price volatility.

Foreign exchange losses

During the year ended December 31, 2021, the Company recognized a foreign exchange loss of $1,295,000 (December 31, 2021 – foreign exchange loss of $529,000). The foreign exchange loss in the year ended December 31, 2021 is predominantly due the impact of the decrease in the US dollar to Canadian dollar exchange rate during the year on US dollar cash balances and US dollar payables.

24

MANAGEMENT’S DISCUSSION & ANALYSIS

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’). The JCU Acquisition occurred immediately following UEX’s acquisition of all of the outstanding shares of JCU from OURD for cash consideration of $41,000,000.

Pursuant to Denison's agreement with UEX for the JCU Acquisition, Denison provided UEX with an interest-free 90-day term loan of $40,950,000 (the ’Term Loan‘) to facilitate UEX's purchase of JCU from OURD.  On the transfer of 50% of the shares in JCU from UEX to Denison, $20,500,000 of the amount drawn under the Term Loan was deemed repaid by UEX. UEX repaid the remainder of the Term Loan in September 2021.

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco Corporation, 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada, 66.1877%), and a 34.4508% interest in the Christie Lake Project (UEX, 65.5492%).  At December 31, 2021, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

During the period from the acquisition date to December 31, 2021, the Company recorded its equity share of loss from JCU, of $464,000 (December 31, 2020 - $nil). The Company records its share of income or loss from joint ventures one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $63,998,000 at December 31, 2021 (December 31, 2020 – $24,992,000).

The increase in cash and cash equivalents of $39,006,000 was predominantly due to net cash provided by financing activities of $159,817,000, offset by net cash used in operations of $21,245,000, and net cash used in investing activities of $99,004,000.

Net cash used in operating activities of $21,245,000 was predominantly due to net income for the period, which was more than offset by adjustments for non-cash items, including fair value adjustments.

Net cash used in investing activities of $99,004,000 consists primarily of expenditures to fund the purchase of uranium investments, the acquisition of 50% of JCU, and the acquisition of property, plant and equipment, offset by the proceeds from the sale of the common shares of GoviEx and the GoviEx Warrants.

Net cash provided by financing activities of $159,817,000 was predominantly due to the net proceeds from the Company’s multiple equity financings during the year (as described below), as well as stock option exercises.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2020 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Base Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an ATM equity offering program, qualified by a prospectus supplement to the 2020 Base Shelf Prospectus (‘2020 ATM Program). The 2020 ATM Program was to allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$20,000,000. In January and February 2021, Denison issued 4,230,186 common shares under the 2020 ATM program, at an average price of $0.93 per share, for aggregate gross proceeds of $3,914,000, and incurred issue expenses of $466,000, including commissions of $78,000. The 2020 ATM program was terminated in connection with the March 2021 unit offering (described below).

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

25

MANAGEMENT’S DISCUSSION & ANALYSIS

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period. In connection with this offering, the Company neared the aggregate offering amount qualified by the 2020 Base Shelf Prospectus, as a result of which it terminated the 2020 ATM Program.

In March 2021, Denison completed a private placement of 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

Also during the year ended December 31, 2021, the Company received share issue proceeds of $6,300,000 related to the issuance of 8,451,848 shares upon the exercise of employee stock options.

On September 16, 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

In September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000. During 2021, the Company issued 3,840,000 shares under the 2021 ATM program. The common shares were issued at an average price of $2.08 per share for aggregate gross proceeds of $7,975,000.  The Company also recognized issue costs of $748,000 related to its ATM share issuances which includes $160,000 of commissions and $588,000 associated with the set-up of the 2021 Shelf Prospectus and 2021 ATM Program.

Use of Proceeds

2020 Flow Through Financing

As at December 31, 2021, the Company has fulfilled its obligation to spend $930,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in December 2020.

2020 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated November 13, 2020 (‘November 2020 Prospectus Supplement’), the net proceeds raised under the 2020 ATM Program were expected, subject to the actual amount raised, to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, as well as general, corporate and administrative expenses. The 2020 ATM Program was terminated prior to raising the maximum net proceeds qualified by the November 2020 Prospectus Supplement, and the net proceeds of this financing were fully allocated to general, corporate and administrative expenses.

October 2020 Equity Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated October 8, 2020 (‘October 2020 Prospectus Supplement’), the net proceeds of the equity financing from October 2020 were expected to be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2020 and December 31, 2021, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2020 Prospectus Supplement.

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During the period between the close of the financing in February 2021 and December 31 2021, a portion of the proceeds of this financing was utilized to fund Denison’s acquisition of 50% of JCU.

26

MANAGEMENT’S DISCUSSION & ANALYSIS

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During the period between the close of the financing in March 2021 and December 31, 2021, the Company’s use of proceeds has been in line with that disclosed in the March 2021 Prospectus Supplement. As at December 31, 2021, the Company completed the purchase of 2,500,000 pounds of U3O8 at a weighted average price of $36.67 (US$29.66) per pound U3O8.

2021 Flow Through Financing

As at December 31, 2021, the Company has spent $2,283,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021.

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected subject to the actual amount raised, to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses. During the period from the closing of the financing in September 2021 and December 31, 2021, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On January 21, 2022, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2023 (‘2022 Credit Facility’). Under the 2022 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2022 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the 2022 Credit Facility. See SUBSEQUENT EVENTS below.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2021:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$8,590	$8,590	$-	$-	$-
Lease liabilities	521	162	252	107	-
Debt obligations	60	17	32	11	-
	$9,171	$8,769	$284	$118	$-

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 211 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2021. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements. In addition, the Company, has mine surface lease payment obligations through its ownership interest in the MLJV and MWJV.

27

MANAGEMENT’S DISCUSSION & ANALYSIS

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$4,938	$44	$653	$1,200	$3,041
Surface lease payments	1,370	274	274	274	548
	$6,308	$318	$927	$1,474	$3,589

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund their share of the required expenditures.

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2021, is estimated to be $37,532,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2021, an adjustment of $585,000 was made to decrease the reclamation liability to reflect minor adjustments in future plans as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2021, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,866,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016 and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2021, the Company decreased the liability by $2,056,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2038 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company has put in place financial assurances of $24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. As at December 31, 2021, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2021 Credit Facility and has committed an additional $135,000 with BNS as restricted cash collateral.

Subsequent to year end, an updated reclamation plan for McClean Lake and Midwest was approved by the CNSC. See SUBSEQUENT EVENTS below.

Other – The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of expected future decommissioning and reclamation activities are recognized when the liability is incurred. In 2021, the Company recorded a reclamation obligation of $1,228,000, which represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates.

28

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND INVESTMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2021	2020
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$63,998	$24,992
Trade and other receivables	Category B		3,656	3,374
Investments
Equity instruments (shares)	Category A	Level 1	14,349	16,657
Equity instruments (warrants)	Category A	Level 2	229	293
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category B Category B Category B		2,866 9,000 135	2,883 9,000 135
			$94,233	$57,334

Financial Liabilities:
Account payable and accrued liabilities	Category C		8,590	7,178
Debt obligations	Category C		508	615
Warrants on investment	Category A	Level 2	1,625	-
Share purchase warrants	Category A	Level 2	20,337	-
			$31,060	$7,793

Notes:

1.

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include commodity price risk, currency risk, equity price risk, credit risk, interest rate risk and liquidity risk.

Commodity Price Risk

The Company’s investments in uranium are recorded at fair value, with changes in fair value being recorded in the profit or loss. At December 31, 2021, a 10% increase in the uranium spot price would increase the value of the Company’s investments by $13,311,000, while a 10% decrease would decrease the value of the investments by $13,311,000.

Currency Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company’s foreign denominated investments in uranium, cash and cash equivalents, trade and other receivables, and trade and other payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

At December 31, 2021, the Company is exposed to some foreign exchange risk on its net U.S dollar financial asset position, including cash and cash equivalents held in U.S. dollars,  predominantly as a result of U.S dollar financing activities completed during 2021.

At December 31, 2021, the Company’s net U.S dollar financial assets and uranium investments were $8,697,000, and $133,114,000, respectively. The impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated assets is as follows:

29

MANAGEMENT’S DISCUSSION & ANALYSIS

	December 31 2021	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
CAD weakens	1.2678	1.3945	14,181
CAD strengthens	1.2678	1.1410	(14,181)

Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies as well as on the GoviEx Warrants. At December 31, 2021, a 10% increase in the equity price of all of the Company’s equity holdings would have increased the Company’s investments in equity instruments by $1,472,000 and increased the GoviEx Warrant liability by $423,000. A 10% decrease would have decreased the investments in equity instruments by $1,470,000 and decreased the GoviEx Warrant liability by $390,000.

Credit Risk

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Liquidity Risk

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, debt instruments and equity investments and its access to credit facilities and capital markets, if required.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

UPC was a publicly-listed investment holding company which invested substantially all of its assets in U3O8 and UF6. The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On July 19, 2021, UPC and Sprott completed the UPC Transaction and the MSA between Denison and UPC was terminated in accordance with the termination provisions therein. As a result, Denison received a termination payment from UPC of $5,848,000.

30

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2021	2020

Management Fee Revenue
Base and variable fees	$1,069	$2,011
Termination fee	5,848	-
Discretionary fees	350	300
Commission fees	697	293
	$7,964	$2,604

At December 31, 2021, accounts receivable includes $nil (December 31, 2020 – $265,000) due from UPC with respect to the fees and transactions discussed above.`

Korea Electric Power Corporation (‘KEPCO’)

To the knowledge of the Company, as at December 31, 2021, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd. (‘KHNP’), holds 58,284,000 shares of Denison representing a share interest of approximately 7.17%, and is also the largest member of the consortium of investors that make up the Korea Waterbury Lake Uranium Limited Partnership (‘KWULP’). The Waterbury Lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake Property.

Other

During the year ended December 31, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $164,000 (December 31, 2020 – $206,000) with Namdo Management Services Ltd (‘Namdo’), a company of which a former director of Denison is a shareholder. These services were incurred in the normal course of operating a public company. All services and transactions with Namdo were made on terms equivalent to those that prevail with arm’s length transactions. As at December 31, 2021, Namdo is no longer a related party of Denison and there are no amounts due to Namdo at period end owing to any related party transactions.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)	2021	2020

Salaries and short-term employee benefits	$2,546	$1,899
Share-based compensation	2,277	1,507
	$4,823	$3,406

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

31

MANAGEMENT’S DISCUSSION & ANALYSIS

SUBSEQUENT EVENTS

Tailings Management Facility Expansion and Updated Reclamation Plan Approved for McClean Lake and Midwest Operations

In January 2022, the Canadian Nuclear Safety Commission approved an amendment to the operating license for the MLJV and MWJV operations, which allows for the expansion of the McClean Lake Tailings Management Facility (‘TMF’), along with the associated revised Preliminary Decommissioning Plan (‘PDP’) and cost estimate. As a result of this updated plan, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan has decreased from $24,135,000 to $22,972,000. This is expected to result in a decrease in the pledged amount required under the 2022 Facility to $7,972,000, and the full release of the Company’s additional cash collateral of $135,000. The Company’s reclamation obligation related to the MLJV is also expected to decrease.

Mongolia Mining Division Sale – Repayment Schedule Agreement with Uranium Industry a.s

In January 2022, the Company executed a Repayment Schedule Agreement (the ‘Repayment Agreement’) pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. In accordance with the Repayment Agreement, the Company has received an initial US$2 million debt repayment instalment in January 2022.

Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the Repayment Agreement, including the initial US$2 million already received, is approximately US$16 million. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Repayment Agreement.

Bank of Nova Scotia Credit Facility Renewal

In January 2022, the Company entered into an amending agreement with BNS to extend the maturity date of the 2021 Facility. Under the facility amendment, the maturity date has been extended to January 31, 2023 (the “2022 Facility”). All other terms of the 2022 Facility (tangible net worth, pledged cash, investment amounts and security for the facility) remain unchanged from those of the 2021 Facility, and the Company continues to have access to credit up to $24,000,000 the use of which is restricted to non-financial letters of credit in support of reclamation obligations.

The 2022 Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $9,000,000 covered by pledged cash collateral) and 0.75% respectively.

Changes to Composition of the Board of Directors

In January 2022, Ms. Laurie Sterritt was appointed to Denison’s Board of Directors. Ms. Sterritt, Partner at Leaders International, has over 25 years of experience in the fields of Indigenous, government, and community relations.

In February 2022, Mr. Yun Chang Jeong joined the Board of Directors. Mr. Jeong, General Manager of the Nuclear Fuel Supply Section of KHNP, was nominated by KHNP pursuant to the KHNP Strategic Relationship Agreement (‘KHNP SRA'), to fill the vacancy on the Board created by the February 2022 resignation of Mr. Jun Gon Kim.

OUTSTANDING SHARE DATA

Common Shares

At March 3, 2022, there were 814,739,441 common shares issued and outstanding and a total of 885,889,570 common shares on a fully-diluted basis.

Stock Options and Share Units

At March 3, 2022, there were 8,949,895 stock options, and 7,193,759 share units outstanding.

Share Purchase Warrants

At March 3, 2022, there were 55,006,475 share purchase warrants outstanding, including 15,791,475 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

32

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2022

The 2022 Outlook, and discussion below, represents the Company’s best estimate of its cash flows for the year:

(‘000)	2022 OUTLOOK(2)
Mining Segment
Mineral Sales	$2,044
Development & Operations	(1,704)
Exploration	(7,213)
Evaluation	(20,356)
JCU Cash Contributions	(713)
(27,942)
Closed Mines Services Segment
Closed Mines Environmental Services	1,185
1,185
Corporate and Other Segment
Corporate Administration & Other	(9,477)
(9,477)
Net forecasted cash outflow (1)	$(36,234)

Notes:
1.	Only material operations shown.
2.	The outlook is prepared on a cash basis.

MINERAL SALES

During 2022, Denison plans to sell the uranium production that it received from the MLJV as a result of the SABRE test mining program that took place in 2021. Uranium sales are estimated to generate, net of selling costs, approximately $2.0 million.

DEVELOPMENT & OPERATIONS

In 2022, Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and Midwest joint ventures (‘MWJV’) are budgeted to be $684,000. Most of these expenditures relate to McClean Lake – including the MLJV’s share of the cost of operating for the Sue water treatment plant and planned work to further advance the MLJV’s SABRE mining method.

The successful completion of the 2021 SABRE mining test represented a significant milestone for the SABRE technology.  Importantly, during the test, the SABRE mining method was used to successfully produce 1,500 tonnes of high-value ore from the mining of the McClean North deposit.  Based on this positive result, the MLJV partners (Orano Canada and Denison) plan to evaluate the technical and economic merit of the potential use of SABRE at their jointly owned McClean Lake and Midwest properties in 2022.  Denison’s share of planned SABRE expenses for 2022 is estimated to be $316,000.

Additionally, the MWJV has approved a small budget to carry out an internal evaluation of the potential use of the ISR mining method at the Midwest Main and Midwest A deposits.

Operating expenditures in 2022 are also expected to include $900,000 for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION

The exploration budget for 2022 is estimated at $7.2 million (Denison’s share).

As Denison continues to advance the application of ISR mining at Phoenix, exploration efforts remain focused on discovering high-grade unconformity-hosted uranium deposits with ISR potential. The application of ISR in the Athabasca Basin has the potential to make smaller high-grade deposits economically viable, which has influenced new exploration strategies, particularly within highly prospective areas with widely spaced historical drilling.

33

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison-operated exploration programs planned for 2022 have been designed to focus on the following objectives:

1)

 Drill  high-priority exploration targets in proximity to planned Wheeler River infrastructure. Significant effort will be spent evaluating exploration target areas with the potential to discover either (i) an ISR-amenable deposit that could be brought into production as a satellite operation to the planned Phoenix ISR processing plant, or (ii) a basement-hosted deposit proximal to Gryphon that could enhance the development economics for a future underground mining operation. To this end, the planned exploration program for Wheeler River includes approximately 6,700 metres in diamond drilling, and is expected to focus primarily on the M Zone and Gryphon South target areas.

2)	Advance pipeline projects with the potential for significant new discoveries.

Following the completion of the 2021 geophysical program at Ford Lake, a drill program of approximately 8 to 10 drill holes (approximately 3,500 metres), is planned for 2022 to test conductor picks identified from the 2021 survey.

In addition, a large geophysical program is proposed for 2022 to advance several highly prospective projects to a drill-ready stage for 2023 and 2024. Project-scale airborne surveys are proposed for the Johnston Lake, Candle Lake, and Darby projects, while ground EM surveys are planned for portions of the Johnston Lake, Darby, Moon Lake, Moon Lake South, Crawford Lake, and Waterbury Lake projects. In addition, resistivity surveying is planned for Crawford Lake.

Exploration activities in 2022 will also include non-operated programs at McClean Lake (22.5% Denison; diamond drilling planned for Q1), Midwest (25.17% Denison; geophysics planned for Q1), and Waterfound River (11.78% Denison, 26.98% JCU; diamond drilling planned for Q1 and Q3, plus geophysics for Q1). Orano Canada is the operator of all three projects.

EVALUATION

The 2022 budget reflects an ambitious program designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the FS initiated for the project in late 2021.  Activities planned for 2022 include: (1) completing additional field programs, including the completion of the in-ground FFT, which is expected to represent a key milestone in confirming technical feasibility of the project, (2) advancing the completion of an independent FS, to be prepared by Wood PLC in accordance with NI 43-101, (3) completing various environmental assessment scopes and submitting a draft EIS, as applicable, to certain interested parties (for advanced review) and regulators; (4) initiating activities required to license and permit the construction of the proposed Phoenix ISR mining operations; and (5) advancing Impact Benefit Agreement (‘IBA’) negotiations with interested parties.

The budget for Denison’s share of evaluation programs and technical services departmental net spending, including capital items and recoveries from operator fees, is approximately $20.4 million (excluding Denison’s share attributable to its ownership interest in JCU, discussed below). Total 2022 Wheeler River evaluation expenditures, including JCU’s share of expenses, is projected to be approximately $23.9 million.

JCU CASH CONTRIBUTIONS

The budget for 2022 includes cash contributions to JCU of $0.7M, In 2022, JCU is anticipating funding its share of project expenditures at Millennium, Kiggavik, Waterfound River, Wheeler River, and Christie Lake. However, due to JCU’s existing cash balance, JCU does not anticipate requiring additional funding from its shareholders until the third quarter of 2022.

CLOSED MINES

Revenue from operations at Denison’s Closed Mines group during 2022 is budgeted to be $7.2 million, with operating, overhead, and capital expenditures budgeted to be $6.0 million, resulting in an expected net contribution of approximately $1.2 million.

34

MANAGEMENT’S DISCUSSION & ANALYSIS

CORPORATE ADMINISTRATION AND OTHER

Cash corporate administration expenses are budgeted to be $7.5 million in 2022, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

The corporate administration and other budget includes cash inflows of $2.4 million related to the first payment received under the Repayment Agreement with UI in January 2022. A further $3.5 million in payments are due to be received over the balance of 2022, but have not been reflected in the budget for 2022 outlined above.

Also included in the budget for 2022 is $4.1M in capital additions, predominantly associated with the purchase and renovation of the Company’s newly acquired office building in Saskatoon.

In addition to Corporate administration expenses in 2022, letter of credit and standby fees relating to the 2022 Credit Facility are expected to be approximately $0.4 million and uranium storage fees are expected to be $0.1 million. These amounts are expected to be partly offset by estimated interest income of $0.2 million on the Company’s unrestricted and restricted cash and short-term investments, for a net cash outflow of $0.3 million.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2021.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

35

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

RISK FACTORS

Denison’s business, the value of its common shares (the ‘Shares’) and management’s expectations regarding the same are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of Denison to be materially different than anticipated. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of the Company. Other factors may arise in the future that are currently not foreseen by management of the Company, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and operation of mines and associated facilities requires a substantial amount of capital, and the ability of the Company to proceed with any of its plans with respect thereto depends on its ability to obtain financing through joint ventures, equity financing, debt financing or other means.  The Company intends to use the proceeds from its prior equity offerings as described in the applicable prospectus or other public disclosure for such offering; however, the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors.  The Company’s ultimate use of its available funds might vary substantially from its planned use of proceeds. There is no assurance that the proceeds from such prior offerings will be sufficient to meet Denison’s business objectives.

36

MANAGEMENT’S DISCUSSION & ANALYSIS

To fund additional activities, including certain exploration, evaluation and development activities, the Company anticipates it will require additional financing.  General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations, or other factors may make it difficult to secure the financing necessary to fund the substantial capital that is typically required in order to advance a mineral project, such as the Wheeler River project, through the testing, permitting and feasibility processes to a production decision, or to place a property, such as the Wheeler River project, into commercial production. Similarly, there is uncertainty regarding the Company’s ability to fund additional exploration or development of the Company’s projects or the acquisition of new projects.

There is no assurance that the Company will be successful in generating and/or obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

COVID-19 Outbreaks

Outbreaks of COVID-19 have caused, and may cause further, disruptions to the Company’s business and operational plans.  Such disruptions may result from (i) restrictions that governments and communities impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies.  It is presently not possible to predict the extent or duration of any such disruption.  A disruption may have a material adverse effect on the Company’s business, financial condition, and results of operations, which could be rapid and unexpected.  These disruptions may severely impact the Company’s ability to carry out its business plans for 2022 and beyond.

Global Financial Conditions

Global financial conditions are subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, and market expectations of the same. Examples of such are the broad market impacts observed in connection with the COVID-19 pandemic, including market volatility and global inflation. Access to public financing and credit in Canada can be negatively impacted by global financial conditions. Accordingly, the health of the global financial and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. Instances of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience, and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Major expenses may be required to properly evaluate the prospectivity of an exploration property, to estimate mineral resources, establish mineral reserves and ultimately develop an orebody. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Mineral Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While Denison believes that the Company’s estimates of mineral reserves and mineral resources are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.  Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

37

MANAGEMENT’S DISCUSSION & ANALYSIS

Risks of, and Market Impacts on, Developing Mineral Properties

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations.  Where the Company has been able to estimate the existence of mineral resources and mineral reserves, such as for the Wheeler River project, substantial expenditures are still required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permits and assets needed to commence commercial operations.

Development projects are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. Additionally, the inability to achieve necessary tasks or obtain required inputs, or any delays in the achievement of any one or more key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance a project to a development decision. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.

Where a feasibility study is completed by Denison, such as is in progress for the Wheeler River project, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on Denison’s interpretation of the information available to-date.  Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors.  In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or increases in estimated costs.   As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.  For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators in the Wheeler PFS Report may vary significantly from the capital and operating costs and economic returns estimated by a final feasibility study or actual expenditures.

The decision as to whether a property, such as Wheeler River, contains a commercial mineral deposit and should be brought into production will depend upon market conditions, as well as the results of exploration and evaluation programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense and risk.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to be brought into a producing phase, and to require more capital than anticipated.  Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, unavailability of labour, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, fluctuations in uranium prices, and accidents, labour actions and force majeure events.

The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale, and applicable government regulations. The demand for uranium and other minerals is subject to global economic influences and changing attitudes of consumers and demand from end-users. Many of these factors are beyond the control of a mining company and therefore represent a significant risk which could impact the long-term viability of Denison and its operations.

38

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison has a History of Negative Operating Cash Flow

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time as, if at all, its Wheeler River project goes into production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves and/or physical uranium holdings to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Risks Associated with the Selection of Novel Mining Methods

As disclosed in the Wheeler PFS Report, Denison has selected the ISR mining method for production at the Phoenix deposit.  While test work completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies and field testing completed to-date.  While industry best practices have been utilized in the development of its estimates, actual results may differ significantly.

The MLJV is also developing the SABRE mining method, and Orano Canada and Denison plan to evaluate the potential use of this innovative method for future mining operations at their jointly owned McClean Lake and Midwest properties. While important milestones for the SABRE technology have been achieved to date, actual operations for a full-scale mining operation have not been proven and could be materially different than currently projected or otherwise anticipated.

Denison and the MLJV, respectively, must complete work to further advance and/or confirm its current estimates and projections for development (including advancement to the level of a feasibility study, as applicable). As a result, it is possible that actual costs and economic returns of any mining operations may differ materially from Denison’s or the MLJV’s best estimates, as applicable.

If these novel mining methods can be advanced, their commercial use beyond the projects for or on which they are being developed could present a significant opportunity for Denison and/or the MLJV to expand upon the benefits of such investments in innovation; however, the ability and process for a joint venture, or either partner thereof, to use the mining method on projects outside of their respective joint ventures has not yet been established.

Dependence on Obtaining Licenses, and other Regulatory and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments.  Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities.  It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties in accordance with applicable environmental standards.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which may involve the coordination of multiple governmental agencies.  Environmental and regulatory review has become a long, complex and uncertain process that can cause potentially significant delays.  Obtaining these government approvals includes among other things, completing environmental assessments and engaging with local communities. See “Engagement with Canada’s First Nations and Métis” for more information regarding Denison’s community engagement.  In addition, future changes in governments, regulations, and policies, such as those affecting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its projects and in the surrounding communities. The real or perceived impacts of the activities of other mining companies, locally or globally, may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be obtained or renewed on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison.

39

MANAGEMENT’S DISCUSSION & ANALYSIS

On March 20, 2020, Denison announced a temporary suspension of activities related to the EA for the Wheeler River project, an important part of which, at that time, involved extensive in-person engagement and consultation with various interested parties. Accordingly, the decision to suspend the EA was partially motivated by the significant social and economic disruptions that emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path.  While the EA process has resumed, the Company is not currently able to estimate the impact of the temporary suspension to the project development schedule, cost estimates or other project development assumptions and projections outlined in the PFS, and users are specifically cautioned against relying on the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024.

Denison expends significant financial and managerial resources to comply with such laws and regulations.  Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue.  Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions.  These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Engagement with Canada’s First Nations and Métis

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Métis people have not signed treaties; they assert Aboriginal rights throughout Saskatchewan, including Aboriginal title over most if not all of the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations – including undertakings regarding funding, contracting, environmental practices, employment and other matters and can be difficult. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with various communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects.  There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and communities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in proximity to which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with communities of interest, including local First Nations and Métis, may result in additional obstacles to permitting, increased legal challenges, or other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue.  The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Denison’s facilities operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licenses and approvals.  Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate.  Such organizations and groups may take actions in the future to disrupt Denison's operations.  They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations.  Such actions could have an adverse effect on Denison's ability to advance its projects and, as a result, on its financial position and results.

Global Demand and International Trade Restrictions

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated.  Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.  In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world.  Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Volatility and Sensitivity to Uranium Market Prices

The value of the Company’s mineral resources, mineral reserves and estimates of the viability of future production for its projects are heavily influenced by long- and short term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control.  Such factors include, among others: demand for nuclear power, political, economic and social conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.  Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity.  Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.  Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Current estimates project increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

The market price of Denison’s Shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries – including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments.

The market price of Denison’s Shares are likely to increase or decrease in response to a number of events and factors, including: Denison’s operating performance and the performance of competitors and other similar companies; the breadth of the public market for the Shares and the attractiveness of alternative investments; volatility in metal prices; the number of Shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities; the arrival or departure of key personnel; public perception of the nuclear industry and reaction to the developments therein; changes in recommendations by research analysts who track the Shares or the shares of other companies in the sector; developments that affect the market for all resource sector securities; changes in general economic and/or political conditions (including inflation); acquisitions, strategic alliances or joint ventures involving Denison or its competitors; and the other risk factors listed herein.

Many of these factors that could impact the market price of the Company’s Shares are not directly related to Denison’s results or operations and are, therefore, not within Denison’s control.  Accordingly, the market price of the Shares of Denison at any given point in time may not accurately reflect the long-term value of Denison.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. From January 1, 2021 to December 31, 2021, the closing price of the Shares on the NYSE American ranged as low as US$0.63 to as high as US$2.14 and daily trading volumes ranged from approximately 98,422 to 8,204,064 Shares and the closing price of the Shares on the TSX ranged from as low as C$0.79 to as high as C$2.64 and daily trading volumes ranged from approximately 334,165 to 27,471,538 Shares.  These volatilities do not represent all trading in the Shares and significant trading volume is facilitated through other trading markets for the Shares in Canada or the United States; for example, such reported aggregate daily trading volumes for “DNN” has ranged from approximately 2,373,700 to 219,113,700 in calendar 2021.

During calendar 2021, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of the Shares. Investor sentiment can change quickly, and investors may make investment decisions based on third party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations.  Such sentiments may cause volatility in the trading price of the Shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets.

Market sentiment and trading in an entity’s shares can also be impacted by its inclusion in, or exclusion from, certain equity benchmarks and/or investable indices.  For example, in 2021 Denison’s Shares were added to the S&P/TSX Composite Index, the headline index for the Canadian equity market.  This inclusion could impact the Company’s Share price positively, with increased interest in purchasing the Shares.  However, a decline in the index could result in investors selling the Shares of the Company for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects.  In addition, the removal of the Company from the S&P/TSX Composite could have a negative impact on the market price of Shares, as certain shareholders who link investments to the index could be required to sell the Shares for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects our actual results.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of Denison’s Shares may be materially adversely affected.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Denison may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Issuances

While active in exploring for new uranium discoveries in the Athabasca Basin region, Denison’s present focus is on advancing Wheeler River to a development decision, with the potential to become the next large scale uranium producer in Canada.  Denison will require additional funds to further such activities.

Denison may sell additional equity securities (including through the sale of securities convertible into common shares) and may issue additional debt or equity securities to finance its exploration, evaluation, development, construction, and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of common shares.  Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the MLJV and MWJV in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities.  Orano Canada maintains the regulatory licenses in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations.  Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company.  For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a technically sound, safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties.  Any material error, omission, act of negligence or act resulting in a technical failure, environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Acquisition of Physical Uranium

The Company used the substantial majority of the proceeds of the March 2021 unit offering in order to fund the purchase of physical uranium as part of a financing initiative in connection with the potential advancement of the Company’s uranium projects.  There is no assurance that the strategy will be successful.  Specific risks to the achievement of this strategy include the following:

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MANAGEMENT’S DISCUSSION & ANALYSIS

•	The Company intends to use the physical uranium, in part, to support the potential financing of the development of the Wheeler River project. There is no assurance that the physical uranium may be pledged as security for any potential financing, that the full value of the uranium held will be recognized by any party providing financing or that the Company’s ownership of the physical uranium will enhance the Company’s ability to access future project financing. Further, should the purchased uranium be used as security for a future financing, there is a risk that it would no longer be available for sale by the Company to meet any other objectives described for use of the proceeds of the March 2021 Offering.

•	The Company may be required to sell a portion or all of the physical uranium accumulated to funds its operations should other forms of financing not be available to fund the Company’s capital requirements.

Reliance on Facilities

Any uranium currently owned by the Company, such as the 2.5 million pounds U3O8 acquired with the proceeds of the March 2021 unit offering, will be stored at one or more licensed uranium conversion facilities (‘Facilities’) owned by different organizations.  As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will be readily available.  Failure to negotiate commercially reasonable storage terms with the Facilities may have a material impact on the Company’s plans with respect to the physical uranium holdings.

Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance.  Any failure to recover all of the uranium holdings could have a material adverse effect on the financial condition of the Company.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its mining assets and operations located in Mongolia to Uranium Industry a.s., the sale of its mining assets and operations located in Africa to GoviEx, the optioning of the Moore Lake property to Skyharbour Resources Ltd., the acquisition of an 80% interest in the Hook-Carter property from ALX Resources Corp., the acquisition of an interest in the Moon Lake property from CanAlaska Uranium Ltd., entering into the APG Arrangement, the acquisition of Cameco Corp’s interest in the WRJV and the JCU Acquisition.  Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Exploit, Expand and Replace Mineral Reserves and Mineral Resources

Denison’s mineral reserves and resources at its Wheeler River, Waterbury Lake, McClean Lake and Midwest projects are Denison’s material future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources.  In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Foreign Exchange Rates

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as the price of uranium is quoted in U.S. dollars, and a decrease in value of U.S. dollars would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective.  In addition, the Company’s outstanding common share purchase warrants (issued pursuant to the February 2021 Offering and the March 2021 Offering) have a U.S. dollar denominated exercise price, and fluctuations in relative currency exchange rates will impact the Canadian dollar equivalent proceeds raised from the exercises of such warrants. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have incumbency advantages, greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing.  However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the federal, provincial and local governments in Canada, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could have a material adverse effect on Denison's results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

Ability to Maintain Obligations under the 2022 Credit Facility and Other Debt

The 2022 Credit Facility only has a term of one year, and will need to be renewed on or before January 31, 2023.  There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2022 Credit Facility. Denison is also subject to a number of restrictive covenants under the 2022 Credit Facility and the APG Arrangement, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer of otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2022 Credit Facility, APG Arrangement or other debt instruments.  In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2022 Credit Facility and APG Arrangement are secured by Denison Mines Inc.’s (‘DMI') main properties by a pledge of the shares of DMI.  If Denison were to default on its obligations under the 2022 Credit Facility, APG Arrangement or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Arrangement and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries.  In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Arrangement, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. A portion of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

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MANAGEMENT’S DISCUSSION & ANALYSIS

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s post-closure mine care and maintenance services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions.  Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses and potential legal liability and adverse governmental action.  In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended.  Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition.  It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms.  Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures in the Athabasca Basin region, potentially affecting the Company’s winter exploration programs at certain of its projects.  Any such event could result in material economic harm to Denison.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable.  Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (‘IT‘) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations.  Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.  As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation.  The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.  In addition, Denison’s ability to keep essential operating staff in place may also be challenged as a result of potential COVID-19 outbreaks or quarantines.

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time.  In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

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MANAGEMENT’S DISCUSSION & ANALYSIS

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO indirectly transferred the majority of its interest in Denison to KHNP Canada.  Denison and KHNP Canada subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation.  Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board.  Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

United States investors may not be able to obtain enforcement of civil liabilities against the Company

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” and the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

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MANAGEMENT’S DISCUSSION & ANALYSIS

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

The Company may lose its foreign private issuer status if a majority of the Company’s common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

•	For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;

•	For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

•	For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

•	For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

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MANAGEMENT’S DISCUSSION & ANALYSIS

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 26, 2021 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2022 and beyond, including the proposed use of proceeds of recent equity financings; the benefits to be derived from corporate transactions, including commitments to acquire physical uranium, and estimates of related expenditures; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, FS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements, including the Participation and Funding Agreement and Exploration Agreement with ERFN and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including the impacts of COVID-19; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by COVID-19 and its potentially far-reaching impacts.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (‘NI 43-101’), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the ‘CIM’) – CIM Definition Standards on Mineral Resources and Mineral Reserves (‘CIM Standards’), adopted by the CIM Council, as amended.

Until recently, the CIM Standards differed significantly from standards in the United States.  Effective in 2019, the U.S. Securities and Exchange Commission (the ‘SEC’) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act (the ‘SEC Modernization Rules’). As a result, the SEC now recognizes estimates of ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’. In addition, the SEC has amended its definitions of ‘proven mineral reserves’ and ‘probable mineral reserves’ to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as ‘proven mineral reserves’, ‘probable mineral reserves’, ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’ under NI 43-101 would be the same had the Company prepared those estimates under the standards adopted under the SEC Modernization Rules. Accordingly, descriptions of mineral reserves and mineral resources in Denison’s disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

United States investors are also cautioned that while the SEC now recognizes ‘indicated mineral resources’ and ‘inferred mineral resources’, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any ‘indicated mineral resources’ or ‘inferred mineral resources’ that the Company reports are or will be economically or legally mineable. Further, ‘inferred mineral resources’ have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the ‘inferred mineral resources’ exist. In accordance with Canadian securities laws, estimates of ‘inferred mineral resources’ cannot form the basis of feasibility or other economic studies, except in limited circumstances permitted under NI 43-101.

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